UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.
(Name of Subject Company)

Regulus Therapeutics Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
75915K309
(CUSIP Number of Class of Securities)
Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121
(858) 202-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Ruck
Daniel Rees
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
(714) 540-1235

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Regulus Therapeutics Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on May 27, 2025, relating to the offer by Redwood Merger Sub Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent” or “Novartis”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the Milestone, as specified in, and subject to and in accordance, with the terms and conditions set forth in, the Contingent Value Rights Agreement (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”). Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9, as amended by this Amendment. This Amendment is being filed to reflect certain updates or provide supplemental information as reflected below.
Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The second paragraph under the heading entitled “Item 8. Additional Information — Regulatory Approvals” on page 48 of the Schedule 14D-9 is amended and supplemented as follows:
Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on May 20, 2025. Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that ~~will~~ expired at 11:59 p.m., Eastern time, on June 20, 2025. Accordingly, the condition to the Offer requiring that any waiting period (and extensions thereof, including under any agreement between Parent, the Company or Merger Sub and a governmental authority agreeing not to consummate the Merger prior to a certain date entered into in compliance with the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the HSR Act will have expired or been terminated, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Regulus Therapeutics Inc.
By:
/s/ Joseph P. Hagan

Name:
Joseph P. Hagan

Title:
Chief Executive Officer

Dated:
June 23, 2025